Exhibit 99.2

Itaú CorpBanca and Subsidiaries - As of and for the month ended March 31, 2018
The financial information of Itaú CorpBanca as of and for the month ended March 31, 2018 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.
CONDENSED CONSOLIDATED BALANCE SHEET

In Ch$ million	Mar'18
Total Loans	20,613,835
Total Assets	28,805,786

Current accounts and demand deposits	4,106,489
Time deposits and savings accounts	10,126,911
Borrowings from financial institutions	2,364,556
Debt issued	5,731,623

Total Equity	3,449,420
Equity attributable to shareholders	3,229,510
Non-controlling interest	219,910

YTD CONSOLIDATED BALANCE SHEET

In Ch$ million	3M'18
Net operating profit before loan losses	270,509
Provisions for loan losses	(52,487)
Operating expenses	(181,953)
Operating Income	36,069
Income from investments in associates and other companies	1,273
Income before taxes	37,342
Income tax expense	5,689
Net income	43,031
Net income attributable to shareholders	42,760
Non-controlling interest	271

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Jonathan Covarrubias Hernández	Milton Maluhy Filho
Chief Accounting Officer	Chief Executive Officer